Standard Diversified Inc.
155 Mineola Boulevard
Mineola, NY 11501

October 15, 2018

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Julia E. Griffith, Esq.

Re:	Standard Diversified Inc.
Registration Statement on Form S-3
Filed October 5, 2018
File No. 333-227719

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Standard Diversified Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-227719), so that such registration statement may become effective at 4:00 p.m. (Washington, D.C. time) on October 17, 2018, or as soon as practicable thereafter.

STANDARD DIVERSIFIED INC.

By:	/s/ Ian Estus
Name:	Ian Estus
Title:	President and Chief Executive Officer